August 5, 2008

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-0308

Attn:	H. Roger Schwall, Assistant Director
Carmen Moncada-Terry, Division of Corporate Finance

Re: Element92 Resources Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed July 18, 2009 File No. 333-152242

Dear Mr. Schwall and Ms. Moncada-Tery,

Element92 Resources Corp. (“Element92” or the “Company”) and its counsel have reviewed the Staff’s comments by letter dated as of July 31, 2008. Please accept this response letter on behalf of Element92 Resources Corp. We have restated and responded to each of your comments below:

1.	Please revise the biographical sketches of Geoffrey Armstrong and Daniel S. Mckinney to disclose all their business positions during the past five years. In this regard, we note that World Web Publishing.com Corp.’s Form S-1 filed July 14, 2008 indicates that Mr. Armstrong became the company’s chief financial officer on January 4, 2008 and that Savoy Resources Corp.’s Form 10-K for the year December 31, 2005, indicates that Mr. Mckinney became a director of the company in 2004. Also, please disclose the amount of time that Mr. Armstrong devotes to your businesses.

Answer:

Please note we have added the requested information respecting Mr. Mckinney’s service on the Board of Directors of Savoy Resources Corp. from October 2004 to January 2006 and added the requested information concerning Mr. Armstrong’s service as Secretary, Director, Treasurer, and Chief Financial Officer of World Web Publishing.com Corp. Additionally, we have included or added to the information outlining the service of Mr. Armstrong and Mr. Mckinney on the Boards of Hertz Controller Technologies Corporation and Microart, Inc. These companies are not in full operation at this time and, as such, require a minimum amount of time to administer. We have also Mr. Mckinney’s service on the Board of Sino Fibre Communication, Inc.

The following is a complete draft of the disclosure that will be included in the amended Form S-1:

GEOFF ARMSTRONG, President

Element92 Resources Corp., a uranium exploration and mining company since February, 2007. E92R was incorporated in the State of Wyoming on September 1, 2005. Mr. Armstrong’s duties on behalf of Element92 Resources Corp. include the day-to-day management of the Company’s business affairs, acting as Chairman of the Board and assisting with the management of the company’s operations. Additionally, Mr. Armstrong prepares all internal corporate documents, state and federal filings, and acts as liaison with securities attorneys and auditors. Mr. Armstrong devotes approximately seventy-five percent (75%) of his business time to Element92 Resources Corp. He is President of Kouzelne Mesto Ltd., a private company, incorporated in the Czech Republic on April 6, 1994. Kouzelne Mesto Ltd. was organized in order to prepare internal corporate documents for companies worldwide and to prepare promotional materials for companies including text and photographs. He has been Corporate Secretary of Asia Properties, Inc., (ASPZ.PK) since March, 2003 and, since February 2, 2007, Secretary of Hertz Controller Technologies Corporation, a private company. Duties on behalf of Asia Properties and Hertz Controller include the preparation and assistance with the preparation of internal corporate documents, state and federal filings, aiding in corporate communications, liaison with securities attorneys and auditors and supervising state and SEC filing procedures. Mr. Armstrong devotes approximately ten percent (10%) of his time to Asia Properties, Inc., and Hertz Controller Technologies Corporation. Since January 4, 2008, Mr. Armstrong has been a Director, Treasurer and Chief Financial Officer of World Web Publishing.com Corp. Mr. Armstrong devotes approximately fifteen percent (15%) of his time to World Web Publishing.com Corp. He has been a freelance business writer since 1990.

DANIEL S. MCKINNEY, Director

Mr. McKinney, is based in Asia and grew up in Hong Kong. He is an entrepreneur and investment banker who has established numerous businesses over the last two decades. Mr. Mckinney has had extensive experience in mining ventures in both precious metals and gemstone mining. In the mid 80’s he led the financing and discovery of a gold deposit located in Chon Buri, Thailand. In 1986, he became a significant shareholder in a producing emerald mine located in Santa Terrazina, Brazil. Mr. Mckinney has invested in numerous mining ventures and geological explorations in Burma, Thailand, Columbia, China, several African countries and Mongolia.

From April, 1981 until October, 1999, Mr. Mckinney founded and worked to establish Mckinney International, a Hong Kong-based company engaged in cutting gemstones and supplying the world markets. From March 1982 to September 1985 he founded and developed the Hong Kong Gem & Jewelry show, a world wide gathering of gem dealers and jewelry manufacturers. From April 1984 to November 1987 he served on the board as a Director and worked to establish Wynmere (Thailand) Ltd., a direct selling jewelry company that included over 1,000 representatives with its manufacturing in Bangkok and gemstone sourcing in Hong Kong. In 1989, he established Coldway Ltd., an investment banking firm. He served as a Director from October 1989 to February 2005. In January 1994, Mr. McKinney founded Cement Services, Ltd., and served as a Director until June 2004. Cement Services, Ltd. is a construction company, based in Bangkok. From September 1999 to August 2001, Mr. Mckinney served as a board member of Sunflower (USA) Ltd. Sunflower is a public company with an industrial facility in China, manufacturing copper pipes. In April 2003, Mr. Mckinney joined the board of Entellium Corporation, a software CRM company he helped restructure and launch into the North American market. He served on the board of Entellium until October 2003. He was a director of Savoy Resources Corp. from October 2004 to January 2006. He currently serves as the president of Asia Properties, Inc., a Hong Kong-based public real estate company that he founded in April 1998. Asia Properties, Inc. has been trading on the OTC Pink Sheets since January 1999. He has been the President of Hertz Controller Technologies Corp. since February 2007. Mr. Mckinney spends about ninety percent (90%) of his business time between Asia Properties, Inc. and Hertz Controller Technologies and Element92 Resources Corp. He has been a Director of Sino Fibre Communications, Inc. since January 2006 and a Director of Microart, Inc. since January 2008. Mr. Mckinney is the owner of the Millennium Sapphire, the world’s largest sapphire. See the Guinness Book of Records and also the Millennium Sapphire website: www.MillenniumSapphire.com. Mr. Mckinney graduated from Hong Kong International School in 1979 and studied Chemistry and Biology at Houston Baptist University from 1979 to 1981. Mr. Mckinney speaks Cantonese, Thai, some Portuguese, and Malay.

Very Truly Yours,

/s/ Christopher H. Dieterich, Esq.

DIETERICH & MAZAREI, LP

Corporate Counsel to Element92 Resources Corporation